July 18, 2006
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Mr. Steven Jacobs

RE:	General Growth Properties, Inc. (the “Company”) File No. 1-11656 Form 10-K for the year ended December 31, 2005
Ladies and Gentlemen:
This letter is in response to the comments contained in your letter dated July 3, 2006 (the “Comment Letter”) to the Company’s annual report on Form 10-K (“2005 Form 10-K”) for the year ended December 31, 2005 filed with the Securities and Exchange Commission (the “Commission” or the “SEC”). As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s response to the Commission’s comment in the Comment Letter is set forth below. The Commission’s comment has been reproduced in quotations below and is followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2005
Consolidated Statements of Cash Flows, page F-9
1.	“We note that you revised your statements of cash flows to reclassify certain expenditures relating to your master planned communities, land sales, and sales of marketable securities from investing activities to operating activities. Please revise your document to describe your basis for these reclassifications. Also, tell us what consideration you gave to labeling your statements of cash flows as “restated” and including an explanatory footnote in your financial statements.”

In our original 2005 Form 10-K filing, we described, in Note #2, Summary of Significant Accounting Policies, under the heading “Reclassifications” (page F-18), that the presentation in the statement of cash flows for certain 2004 expenditures relating to the Master Planned Communities and certain 2004 proceeds from the sales of marketable securities designated as trading had been revised to be consistent with the 2005 classification of such items. Our analysis of these changes was as follows (dollars in thousands):
•	With respect to the Master Planned Community business, the cash flows were presented in the 2004 financial statements as both an investing activity (for purchases of land and development activity) and an operating activity (the remainder of the activity deemed to be proceeds from land sales and collections of land sale notes). The Company completed the acquisition of The Rouse Company in November of 2004 and therefore the land business was a new line of business for the Company. As expenditures for the development and incremental investment in the land business should be viewed similar to purchases of inventory pursuant to SFAS 102 (paragraph 25), $27,563 should have been reflected as an operating cash outflow rather than as an investing activity.

•	With respect to the changes for marketable securities, this also related to activity of The Rouse Company acquired in November of 2004. For the 2004 statement of cash flows originally filed, the activity related to certain marketable securities was incorrectly presented as an investing activity consistent with marketable securities classified as “available for sale”. However, in the case securities held related to certain deferred compensation plan assets, we subsequently determined that the cash flow activity related to these securities, classified as trading securities, should have been reflected as operating, rather than investing, activity pursuant to SFAS 95. Therefore, sales proceeds of $11,300 relating to such securities were presented as operating activities in the restated 2004 cash flow statement.

•	There were certain other additional reclassifications of cash flow activity into new line-items of operating, investing or financing cash flow in 2005 as compared to 2004 to enhance transparency or comparability for changes in items such as restricted cash, deferred taxes and contingent stock agreement amounts payable.

•	The net effect of all items reclassified on the major categories within the 2004 statement of cash flows from what was originally presented in our 2004 Form 10-K to our revised presentation in our 2005 Form 10-K is summarized as follows:

	As reported	As reported
Net cash flows from:	in 2004 10-K	in 2005 10-K	$ Change	% Change

Operating activities	$751,911	$719,376	$(32,535)	4.33%

Investing activities	$(9,035,018)	$(9,021,509)	$31,509	0.35%

Financing activities	$8,330,011	$8,331,037	$1,026	0.01%

•	Pursuant to Staff Accounting Bulletin 99 (SAB 99), we determined that these amounts were quantitatively immaterial with respect to the overall category totals as calculated in the chart immediately above. We also determined that these amounts were qualitatively immaterial based on the factors set forth in SAB 99, including but not limited to the fact that none of the cash flow subtotals changed from a net source of cash to a net use or a net use of cash to a net source, the changes did not affect earnings or other trends (including any trends in FFO, the principal non-GAAP measure used by investors in evaluating our operating performance) and that the changes did not affect compliance with loan covenants, management compensation or result in the concealment of an unlawful transaction. As the 2005 presentation of such 2004 items was different than that which was contained in our original 2004 filed reports, we considered whether these changes were a correction of an error and concluded that the correct categorization of the reclassifications was an immaterial “restatement”, and accordingly, the requirements for disclosures, amendments and corrections of “errors” as would normally be required in such instances of “restatement” were not required.
The Comment Letter also requests that we revise our 2005 Form 10-K to explain our basis for these reclassifications. As described above, the reclassifications were made to appropriately classify certain activity in accordance with GAAP, to further segregate certain activity and to improve the usefulness and comparability of the information presented. We described these changes in the reclassification footnote (page F-18). For example, our filed report indicated that proceeds from the sale of marketable securities which were designated as trading were previously reported as investing activity. Any additional clarification would merely reiterate what we have previously presented regarding 2004 amounts and any such amendment to our previous filing would only change footnote disclosure, not the base cash flow statement. We do not believe that amendment of our 2005 filing at this time would enhance our disclosure or benefit our investors as we would be amending our original filing solely to explain in additional detail our previous disclosures about an immaterial modification. In addition, as these changes, and the related disclosures, only pertained to the 2004 cash flow statement presentation, there will be no impact on our 2006 results or disclosures in our subsequent SEC filings.
As also requested in the Comment letter, we specifically acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fully addresses the comments raised in the Comment Letter. However, if you have any questions or comments, please do not hesitate to call the undersigned at (312) 960-5252 or Scott Nelson at (312) 960-5842.
Respectfully submitted,
Bernard Freibaum
Chief Financial Officer
General Growth Properties, Inc.